

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Thomas Kinney
Chief Executive Officer
TK Star Design
220 Dupont Avenue
Newburgh, NY 12540

> **Re:** **TK Star Design**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **File No. 333-156457**

Dear Mr. Kinney:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director